

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

George E. Anastassov
Chief Executive Officer
AXIM International, Inc.
18 East 50th Street, 5th Floor
New York, NY 10022

  Re: AXIM International, Inc.
    Preliminary Information Statement on Schedule PRE 14C
    Filed May 2, 2014
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed March 4, 2014
    File No. 000-54296

Dear Mr. Anastassov:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule PRE14C

General

1. We note your "Change of Control and Changes to Our Business" disclosure on page 7. You disclose among other things that following the execution of a stock purchase agreement with Sanammad Foundation and Medical Marijuana, Inc., the transactions contemplated thereby resulted in a change of control of the company. However, you have not filed an Item 5.01 Form 8-K to disclose such a change in control transaction. Please advise. In addition, given that the name change to Canchew Biotechnologies, Inc., is indicative of your new business of focusing on the treatment of pain through chewing gum based cannabinoid products, please revise your disclosure to include the information called for by Item 14 of Schedule 14A. Please refer to Note A to Schedule 14A.

2.   You state that you are currently authorized to issue 200 million shares of common stock.
        We note that in the Form 10-K for the fiscal year ended December 31, 2013, you indicate
        that you are authorized to issue 195 million shares of common stock and 5 million shares
        of preferred stock. Please revise your disclosures to accurately describe your current
        authorized capital.

Information on Consenting Stockholders, page 5

3.   We note that in the tabular disclosure you indicate that Medical Marijuana, Inc. has no
        other affiliations with the company. With a view towards disclosure, please tell us the
        means by which you obtained Medical Marijuana's consent.

Interest of Certain Persons in Matters to Be Acted Upon, page 7

4.   Please revise your disclosure to describe what Canchew Biotechnologies, LLC is and
        elaborate upon the interests arising from Sanammad Foundation's 50% joint venture
        interest in this entity. Please ensure that your disclosure is compliant with the disclosure
        requirements of Item 3 of Schedule 14C.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

5.   We note that your financial statements for the years ended December 31, 2013 and 2012,
        and for the period from November 18, 2010 to December 31, 2013, were audited by
        Jeffrey & Company. Effective May 6, 2014, the Public Company Accounting Oversight
        Board ("PCAOB") revoked the registration of Jeffrey & Company. You can find a copy
        of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Jeffrey.pdf

        As Jeffrey & Company is no longer registered with the PCAOB; you may not include its
        audit reports or consents in your filings with the Commission on or after May 6, 2014. If
        Jeffrey & Company audited a year that you are required to include in your filings with the
        Commission, you should have a firm that is registered with the PCAOB re-audit that
        year.

        Please file an Item 4.01 Form 8-K to include all of the information required by that Item.
        In providing the information that Item 304 of Regulation S-K requires, please also
        indicate that the PCAOB has revoked the registration of your prior auditor, Jeffrey &
        Company. We believe the revocation of the accountant's PCAOB registration and the
        reasons thereto would likely be information necessary to make the required statements –
        whether the former accountant resigned, declined to stand for re-election or was
        dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Jeffrey & Company at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Jeffrey & Company's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please have your new auditor re-audit any financial statements audited by Jeffrey & Company that will be included in future reports or filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Phillip E. Koehnke, Esq. (*Via E-mail*)
       Phillip E. Koehnke, APC